QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    July, 2003

Commission File Number    0-13942

MAGNA INTERNATIONAL INC.

(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.             Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
Date: July 8, 2003	By:	/s/ J. BRIAN COLBURN J. Brian Colburn, Executive Vice-President, Special Projects and Secretary

EXHIBITS

Exhibit 22

Registrant's Notice of Special Meeting of Shareholders, Management Information Circular/Proxy Statement and letter to shareholders dated July 8, 2003 and forms of Proxy for Class A Subordinate Voting Shares and Class B Shares with respect to a Special Meeting of Shareholders of the Registrant to be held in Toronto, Ontario, Canada on August 19, 2003 to consider the spin-off of MI Developments Inc.

Exhibit 99.1

Press release dated July 7, 2003 in which the Registrant announced that, subject to shareholders' approval, it proposes to spin off to the Registrant's shareholders 100% of MI Developments Inc., which would operate as a new publicly-traded company and own substantially all of the Registrant's automotive real estate in addition to all of the Registrant's shareholdings in Magna Entertainment Corp.

Exhibit 99.2

Material Change Report on Form 27 under The Securities Act (Ontario) dated July 8, 2003 in which the Registrant describes the proposed spin-off of MI Developments Inc., subject to shareholder approval.

Exhibit 99.3

Notice of Record and Meeting Dates of Special Meeting of Shareholders of the Registrant filed on July 8, 2003 with CDS Inc. and with the Canadian provincial securities commissions via SEDAR.

QuickLinks

SIGNATURES
EXHIBITS